Exhibit 99.1

IGI Investor Presentation First Quarter 2025 May 2025

Forward Looking Statements This presentation release contains “forward - looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995 . The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward - looking statements as predictions of future events . Words such as “ability,” “aim,” “impact,” “seek,” “strategy,” “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “commitment,” “able,” “success” and similar expressions are intended to identify such forward - looking statements . Forward - looking statements contained in this presentation may include, but are not limited to, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding other market conditions, and our growth prospects . These forward - looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results . Most of these factors are outside of the control of IGI and are difficult to predict . Factors that may cause such differences include, but are not limited to : (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates ; (2) competition, the ability of IGI to grow and manage growth profitably, and IGI’s ability to retain its key employees ; (3) changes in applicable laws or regulations ; (4) risks related to fluctuations in global currencies including the UK Pound Sterling, the Euro, and the U . S . Dollar ; (5) the outcome of any legal proceedings that may be instituted against the Company ; (6) the effects of the hostilities between Russia and Ukraine, and the sanctions imposed on Russia by the United States, European Union, United Kingdom and others ; (7) the effects of the military conflict between Israel, Hamas, Hezbollah, and Iran ; (8) the effects of the Houthis disruption of Red Sea international shipping routes ; (9) the impact of the tariffs that have been imposed or may be imposed by the U . S . administration ; (10) the inability to maintain the listing of the Company’s common shares on Nasdaq ; and (11) other risks and uncertainties indicated in IGI’s filings with the SEC . The foregoing list of factors is not exclusive . In addition, forward - looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI . There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward - looking statements . You should not place undue reliance upon any forward - looking statements, which speak only as of the date made . IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward - looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based except to the extent that it is required by law . 2 International General Insurance Holdings Ltd.

Key Market Data (1) Stock Exchange Nasdaq Symbol IGIC Market Cap/Price $1.19bn / $26.32 Sh. Equity/BVPS $650mm / $14.65 Employees 475 » “Underwriting first” individual risk underwriting strategy focused on profitable growth, diversification, and lower volatility » Underwriting portfolio well - diversified by line of business, product, and territory serviced by 118 underwriters (1) across 8 offices » Performance - based culture with well - respected and recognized leadership and proven expertise in intelligent risk selection across a diverse range of specialty lines » Uniquely positioned to capitalize on market opportunities through dynamic portfolio management across market cycles » Balance sheet strength and stability focused on capital preservation underpinned by a prudent reserving philosophy and conservative investment strategy » Strong shareholder alignment through significant insider ownership (Jabsheh family ownership: 35.2% (1) ) Overview IGI is an international specialist (re)insurance group with deep technical expertise providing coverage across a diversified portfolio of specialty lines A A - (1) Data as of March 31, 2025 Commitment to long - term total value creation through growth in tangible book value per share plus dividends 3 International General Insurance Holdings Ltd.

$10.43 $10.72 $11.36 $12.17 $10.20 $11.06 $12.01 $15.45 $18.48 $19.16 $15 $20 $25 10.3% 0.1% 9.8% 7.0% 10.3% 14.3% 23.7% 28.1% 24.2% 12.0% 5% 0% 10% 15% 20% 25% 30% 35% 2016 2017 2018 2019 2020 2021 2022 2023 2024 Track Record of Maximizing Total Value Creation 10 Year Average ROE 2016 - 3/31/2025: 14.0% 10 Year CAGR 2016 - 3/31/2025: 6.8% Core Operating Return on Average Shareholders’ Equity Public listing on Nasdaq (1) $10 $5 $0 2016 2017 2018 2019 2020 2021 2022 2023 2024 3/31/2025 (1) IGI completed a business combination with Tiberius Acquisition Corp. and began trading on Nasdaq on March 18, 2020. As a result of the Business Combination, $41 million of capital was raised; in addition, IGI’s total shares outstanding were reduced causing a dilutive impact of approximately 33%. Tangible Book Value Per Share plus Accumulated Dividends 3/31/2005 annualized 4 International General Insurance Holdings Ltd.

Return on Tangible Equity and Sharpe Ratio 12/31/2015 - 12/31/2024 Superior Total Value Creation Source: Dowling Research. Note: The chart represents 10 - year average ROTE and Sharpe ratio (or shorter period for companies where 10 years is not available). Sharpe ratio is estimated as the difference between 10 Year average ROTE and 10 Year Mean U.S. Treasury, divided by the Company’s ROTE Standard Deviation. Lower Volatility, Higher Returns Higher Volatility, Higher Returns Higher Volatility, Lower Returns Lower Volatility, Lower Returns » Proven track record of higher, more consistent returns with lower volatility 5 International General Insurance Holdings Ltd.

Global Presence, Local Knowledge » Main underwriting hubs in Bermuda, UK, Europe, Middle East / North Africa, Asia Pacific covering a mix of mature and high - growth, under - represented geographies » Distribution relationships and presence in key territories with high degree of local knowledge, cultural compatibility, and trusted relationships London Underwriting headquarters Bermuda Group holding company domicile Underwriting parent company Casablanca Africa underwriting hub Amman Operational headquarters Kuala Lumpur Asia underwriting hub Dubai Middle East underwriting hub Malta Europe underwriting hub Oslo Nordic underwriting hub 6 International General Insurance Holdings Ltd.

Strategy to Maximize Total Value Creation over the Long-term

PROVIDING PEACE OF MIND IN TIMES OF UNCERTAINTY

Consistent Execution of Underwriting Strategy

- Individual risk underwriting facilitates tighter risk control
- Global footprint, local knowledge, long relationships
- Deep technical expertise, specialized experience
- Dynamic cycle management, focused on lines with strong margins and rate momentum
- Lower volatility, prudent use of reinsurance, managed catastrophe exposure

Balance Sheet Strength, Prudent Use of Capital

- Maintain optimal level of capital for "underwriting first" strategy; return excess capital in dividends, share repurchases
- Zero financial leverage
- Prudent reserving philosophy
- Conservative investment portfolio structure – high quality fixed income; duration management

Track Record of Strong Underwriting Results

- Underwriting strategy results in average ~4 pt combined ratio advantage[1] vs. peers
- 10-year[2] average 88.0% combined ratio
- 10-year[2] average 14.0% core operating ROE, including soft market years
- Superior risk adjusted return, low relative volatility[3]

(1) Represents difference in average combined ratios for the period 2016-3/31/2025 (annualized) between IGIC and peers. Peers include: MKL, ACGL, WRB, RE, RNR, HSX-LON, AXS, RLI, BEZ-LON, KNSL, LRE-LON, HG and Lloyd's of London
(2) 2016-3/31/2025
(3) Source Dowling Research (see Slide 5)

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Well-Positioned for Future Total Value Creation Opportunities

PROVIDING PEACE OF MIND IN TIMES OF UNCERTAINTY

Global Presence	➢ Growth in US business written from London/Bermuda - predominantly specialty treaty reinsurance, and to a lesser extent short-tail lines; no casualty business ➢ Continued penetration in regional markets across Europe, Asia Pacific and MENA - enhanced by additional resources on the ground providing cultural compatibility
Capitalize on Market Opportunities	➢ Steady growth in reinsurance where conditions remain strong, some growth in short-tail and long-tail lines where conditions are increasingly competitive ➢ Continued focus on opportunities in Europe and Nordic region, MENA region, and Asia Pacific, with dedicated expertise expanded in these regions ➢ Demonstrated ability to shift underwriting focus with market opportunities
Continued Focus on Diversification and Growth	➢ Expected growth in regional markets; continued build out of teams ➢ On-the-ground presence in Bermuda with gradual buildout of treaty reinsurance business ➢ Presence at Lloyd's with company box facilitates access to new opportunities ➢ Single "hub" underwriting approach promotes efficiency in decision-making across markets ➢ Continuous evaluation of opportunities to enter new lines/markets within risk appetite
Prudent Capital Management	➢ Efficient use of capital, prioritizing profitable growth in underwriting first, then returning capital to shareholders through dividends and share repurchases; repurchases 2022 - Q1 2025 = 5,367,654 common shares; repurchased 159,253 common shares in Q1 2025; utilized ~72% of current 7.5 million common share repurchase authorization ➢ Paid $39.7 million in regular quarterly common share dividends in Q1 2025 (including extraordinary cash dividend of $0.85 per share)

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Financial Performance Overview Q1 2025 Premium growth of 13.7% primarily driven by growth in specialty treaty reinsurance 9 International General Insurance Holdings Ltd. Compared to $181.6 mm in Q1’24 $206.5 million Gross Written Premium Decrease of 46 . 3 % due to significantly higher loss activity as well as higher reinstatement premiums on reinsurance purchases Compared to $52.0 mm in Q1’24 $27.9 million Underwriting Income Decrease of 28.0% due to a lower level of underwriting income Compared to $37.9 mm in Q1’24 $27.3 million Net Income Deterioration of 20.3 pts due to significantly higher level of losses, a lower level of net premiums earned, and 10 pts currency revaluation impact Compared to 74.1% in Q1’24 94.4% Combined Ratio 17.2 pt decline due to lower level of underwriting income driven by significantly higher large loss activity Compared to 29.2% in Q1’24 12.0% Core Operating ROAE Q1 2025

$0 $300 $200 $100 $400 $500 $600 $700 2015 2016 2018 2019 2021 2022 2023 2024 GWP Millions 2014 Reinsurance Property Marine Contingency Inherent Defects Insurance 2017 Energy General Aviation Professional Lines 2020 Engineering Political violence Financial Institutions » Meaningful diversification by line of business, product, geography, broker distribution, facility vs. individual risk, and short vs. long - tail risks » ~25 lines of business written globally, supported by 8 offices Earnings Stability Through Broad Diversification GWP by Class of Business United Kingdom 15% 10 International General Insurance Holdings Ltd. Asia 13% Middle East 10% Europe 13% North America 18% Africa 4% Central America 2% Caribbean 7% Worldwide 15% GWP by Geography 3/31/2025 Australasia South America 1% 1%

$240 $252 $242 $232 $275 $302 $349 $467 $689 $700 $725 87.9% 86.9% 84.3% 87.1% 105.0% 88.7% 94.1% 89.3% $537 86.4% $582 78.5% 76.7% 79.9% 94.4% $200 $100 $0 $300 $400 $500 $600 $700 $800 2013 2014 2015 2017 2019 2021 2024 2016 Reinsurance 2018 Long - Tail 2020 Short - Tail 2022 2023 IGI Combined Ratio Track Record of Profitable Growth & Strong Cycle Management » Prudent growth and cycle management balancing growth and risk selection » Sound approach to capitalizing on market dislocation » 10 Year (2016 – 3/31/2025) GPW CAGR: 13.5% » 10 Year (2016 – 3/31/2025) combined ratio average: 88.0% Strong Cycle Management $Millions 11 International General Insurance Holdings Ltd. 3/31/2025 TTM

$39.6 $40.5 $61.5 $161.3 $99.0 $66.5 $99.2 $112.3 $125.0 $116.0 $144.0 $56.0 86% 84% 87% 105% 89% 94% 89% 86% 78% 77% 80% 94% 0% 20% 40% 60% 80% 100% 120% 140% $0 $20 $40 $60 $80 $100 $120 $140 $160 $180 160% '14 '15 '19 '23 '24 Q1 '25 Specialist Individual Risk Strategy to Protect Capital and Optimize Profitability » 50% individually underwritten at March 31, 2025; 16% MGA - originated; 34% reinsurance » Class - underwriting profit centers irrespective of geography of risk » In - depth risk assessment of underlying exposure » Facultative reinsurance designed to enhance risk - adjusted returns » Prudent use of treaty reinsurance to protect capital Source: Swiss Re Institute, PCS, Insurance Information Institute, A.M. Best, AON Global Cat Recap, Gallagher Re Natural Cat & Climate Report, IGI. 2023 Hurricane Otis, NZ flooding, Hawaii wildfires, Turkey EQ 2021 Hurricane Ida, Winterstorm Uri 2017 Hurricanes Harvey, Irma, Maria 2018 Hurricane Michael, California wildfires '20 '21 Earthquakes / Tsunamis '22 Man - made '16 '17 '18 IGIC Combined Ratio Weather Industry Cat Losses $ Billions 2022 Hurricane Ian 2024 Hurricanes Debby, Milton, flooding in Europe and UAE 2025 California wildfires 12 International General Insurance Holdings Ltd.

Conservative Investment Strategy » Investment portfolio managed conservatively to ensure on - going ability to pay claims and improve ROE while avoiding undue risk Average Credit Quality: A Duration: 3.4 Years Asset Allocation Total Investment Portfolio Credit Quality Bond Portfolio Total Investment Portfolio of $1.272 Billion 3/31/2025 Geographic Diversification Bond Portfolio AAA 2% AA 26% A 58% Non - Investment Grade / Unrated <1% BBB 13% Cash & Cash Equivalents 8% Term Deposits 8% Bonds 81% Securities 3% Real Equity Estate<1% North America 39% 13 International General Insurance Holdings Ltd. UK 10% Europe 17% Australasia 18% Middle East 15% Worldwide 1%

37% 52% 2017 Q1 2025 31% 18% 2017 Q1 2025 » IBNR reserves reflect growth of specialty long - tail lines (average duration 4 - 7 years) » History of releasing reserves once losses are fully developed » No U.S. casualty business Net IBNR as % of Total Net Reserves Specialty – Long - Tail as % of Total NPW Favourable Reserve Development $27 $23 $9 $6 $6 $16 $42 $39 $37 $26 2016 2017 2018 2019 2020 2021 2022 2023 2024 3/31/2025 Favorable Development / NPE 14 International General Insurance Holdings Ltd.

Commitment to Social Responsibility and Governance Our purpose: To provide peace of mind in times of uncertainty. This is core to our values, our business, and our corporate character. We have a long track record of supporting our people and our communities. IGI Values are Embedded Throughout the Company Mature governance structure: » Majority independent Board with well - defined committees and charters » Robust corporate policies – subject to regular review » ESG Committee established and meets quarterly reporting to Executive Committee and Board History of community and social support: » Significant investment in support of arts, educational, and health initiatives » Culture of participation and giving back to the communities where our people live and work Long standing commitment to Diversity & Inclusion: » Diversified workforce: culture, gender, religion, race, age, etc. » Annual support of Lloyds of London ‘Dive In Festival’ supporting D&I in insurance; designated country lead for future ‘Dive In’ events in Jordan Sustainability: » ESG Committee progressing sustainability and climate risk initiatives 15 International General Insurance Holdings Ltd.

Appendix 16 International General Insurance Holdings Ltd.

Selected Financial Data

PROVIDING PEACE OF MIND IN TIMES OF UNCERTAINTY

	IFRS				U.S. GAAP				U.S. GAAP	
	Year Ended December 31,				Year Ended December 31,				Quarter ended March 31,	
($ in mm)	2017	2018	2019	2020	2021	2022	2023	2024	2025	2024
Operating Results:										
Gross Written Premiums	$275.1	$301.6	$349.2	$467.3	$537.2	$582.0	$688.7	$700.1	$206.5	$181.6
Underwriting Income	$23.6	$56.1	$52.0	$77.4	$104.0	$148.6	$183.1	$187.5	$27.9	$52.0
Core Operating Income	**$0.3**	**$29.5**	**$21.6**	**$35.6**	**$53.0**	**$93.9**	**$133.8**	**$144.8**	**$19.5**	**$40.0**
Core Operating Return on Equity [(1)]	**0.1%**	**9.8%**	**7.0%**	**10.3%**	**14.3%**	**23.7%**	**28.1%**	**24.2%**	**12.0%**	**29.2%**
Key Metrics:										
Loss Ratio	59.2%	46.5%	54.8%	53.5%	51.4%	41.9%	42.3%	44.7%	55.5%	38.7%
Net policy acquisition expense ratio	24.7%	22.9%	21.1%	19.2%	17.7%	18.7%	16.8%	16.5%	19.8%	15.9%
G&A expense ratio	21.1%	19.3%	18.2%	16.6%	17.3%	17.9%	17.6%	18.7%	19.1%	19.5%
Combined Ratio	**105.0%**	**88.7%**	**94.1%**	**89.3%**	**86.4%**	**78.5%**	**76.7%**	**79.9%**	**94.4%**	**74.1%**
Financial Position:										
Investments and Cash Portfolio	$489.6	$505.0	$604.7	$775.3	$886.6	$958.8	$1,132.7	$1,292.7	$1,272.4	$1,151.3
Debt	--	--	--	--	--	--	--	--	--	--
Shareholders' Equity	$301.4	$301.2	$312.1	$381.0	$381.1	$411.0	$540.5	$654.8	$650.4	$557.2
Book Value per Share	--	--	--	$8.39	$8.38	$9.07	$12.40	$14.85	$14.65	$12.58
Select Ratios:										
Retention Ratio (NPW / GPW)	*58.4%*	*67.4%*	*72.2%*	*72.4%*	*70.6%*	*67.5%*	*72.2%*	*69.9%*	*76.3%*	*78.8%*
Premium Leverage (NPE / Shareholders' Equity)[(2)]	*48.7%*	*60.8%*	*71.6%*	*90.8%*	*94.0%*	*98.8%*	*108.8%*	*89.4%*	*68.9%*	*84.8%*
Debt-to-Total Capitalization Ratio	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*

(1) Represents annualized core operating income for the period divided by average shareholders' equity; Average shareholders' equity equals the total equity at the reporting period end plus the total equity as of the beginning of the reporting period, divided by 2.
(2) Represents annualized net premium earned for the quarter divided by prior year end shareholders' equity.

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Summary Income Statement

PROVIDING PEACE OF MIND IN TIMES OF UNCERTAINTY

	IFRS Year Ended December 31,				U.S. GAAP Year Ended December 31,				U.S. GAAP Quarter ended March 31,	
($ in mm)	2017	2018	2019	2020	2021	2022	2023	2024	2025	2024
Gross Written Premiums	$275.1	$301.6	$349.2	$467.3	$537.2	$582.0	688.7	$700.1	$206.5	$181.6
Ceded Written Premium	(114.3)	(98.2)	(97.1)	(128.9)	(157.9)	(189.2)	(191.5)	(210.6)	(48.9)	(38.5)
Net Written Premiums	**$160.8**	**$203.4**	**$252.2**	**$338.4**	**$379.3**	**$392.8**	**$497.2**	**$489.5**	**$157.6**	**$143.1**
Net Change in Unearned Premiums	(14.0)	(20.1)	(36.6)	(54.9)	(42.7)	(16.4)	(50.0)	(6.4)	(44.8)	(28.6)
Net Premiums Earned	**$146.7**	**$183.3**	**$215.5**	**$283.5**	**$336.6**	**$376.4**	**$447.2**	**$483.1**	**$112.8**	**$114.5**
Net Loss and Loss Adjustment Expenses	(86.9)	(85.3)	(118.1)	(151.7)	(173.0)	(157.6)	(189.1)	(216.1)	(62.6)	(44.3)
Net Policy Acquisition Expenses	(36.2)	(42.0)	(45.4)	(54.4)	(59.6)	(70.2)	(75.0)	(79.5)	(22.3)	(18.2)
Underwriting Income	**$23.6**	**$56.1**	**$52.0**	**$77.4**	**$104.0**	**$148.6**	**$183.1**	**$187.5**	**$27.9**	**$52.0**
Net Investment Income	13.6	9.4	13.0	8.5	11.0	14.4	50.2	53.9	15.5	15.4
General & Administrative Expenses	(30.9)	(35.4)	(39.3)	(46.9)	(58.2)	(67.2)	(78.9)	(90.4)	(21.6)	(22.3)
Listing Associated Extraordinary Expenses	-	-	(4.8)	(3.4)	-	-	-	-	-	-
Other Expenses, net	(1.8)	(1.2)	(1.4)	(4.4)	(2.2)	(1.6)	(3.7)	(4.1)	(0.9)	(1.1)
Changes in Fair Value of Derivative Financial Liabilities	-	-	-	(4.4)	0.7	4.6	(27.3)	(4.9)	-	(2.1)
Change in allowance for credit losses on receivables	-	-	-	-	(3.3)	(3.2)	(2.5)	(1.5)	0.6	(0.2)
Gain / (Loss) on Foreign Exchange	2.6	(3.4)	5.7	2.5	(3.4)	(3.5)	5.1	(8.1)	7.2	(4.3)
Income Before Tax	**$7.0**	**$25.6**	**$25.3**	**$29.3**	**$48.6**	**$92.1**	**$126.0**	**$132.4**	**$28.7**	**$37.4**
Tax Credit / (Expense)	0.0	(0.1)	(1.7)	(2.1)	(1.8)	(2.9)	(7.8)	2.8	(1.4)	0.5
Net Income	**$7.0**	**$25.5**	**$23.6**	**$27.2**	**$46.8**	**$89.2**	**$118.2**	**$135.2**	**$27.3**	**$37.9**

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Reconciliation – Core Operating Earnings (1) Represents a non - GAAP financial measure as the line item balances reported in the “Summary Income Statement” have been adjusted for the related tax impact. (2) Related to the business combination with Tiberius Acquisition Corp. in March 2020. (3) This expense is included in the ‘Other expenses’ line item in the consolidated income statements. Quarter Ended March 31, 19 International General Insurance Holdings Ltd. U.S. GAAP Year Ended December 31, 2025 2024 2024 2022 2023 2021 $37.9 - $135.2 (0.6) (1.4) $27.3 (1.0) (0.7) 0.1 - (3.5) (0.2) 2.1 4.9 - - - - 3.7 (6.2) 6.7 $118.2 (6.7) (2.6) (0.4) 27.3 1.9 (3.9) $89.2 0.7 5.4 0.4 (4.6) - - 2.8 $46.8 (0.3) 3.8 0.1 (0.7) - - 3.3 Net Income For the Period Net realized (gain) loss on investments (tax adjusted) (1) Net unrealized (gain) loss on investments (tax adjusted) (1) Change in allowance for credit losses on investments (tax adjusted) (1) Change in fair value of derivative financial liabilities Expenses related to conversion of warrants in cash (3) Net foreign exchange loss (gain) (tax adjusted) (1) $40.0 $19.5 $144.8 $133.8 $93.9 $53.0 Core Operating Income

Contact Us Investor Inquiries: 20 International General Insurance Holdings Ltd. Robin Sidders Head of Investor Relations +44 (0) 7384 514785 robin.sidders@iginsure.com Ahmad Jabsheh Assistant Vice President, Investor Relations +96265662082 ahmad.jabsheh@iginsure.com iginsure.com